

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2014

<u>Via Facsimile</u>
Colin Povall
President
McKenzie Street 31
Eastend, Bloemfontein
South Africa 9301

> **Re:** **First Fixtures, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 16, 2014**
> **File No. 333-197443**

Dear Mr. Povall:

We have reviewed your amended registration statement and have the following comments.

<u>General</u>

1. We note your response to comment four in our letter dated August 1, 2014; however, your Item 1 disclosure still follows your Table of Contents. In your next amendment, please relocate this section in front of your Table of Contents.

2. Please revise your prospectus to disclose all other registration statements of companies for which your sole officer and director and affiliates may have acted as promoters or in which they have a controlling interest by describing in detail the nature and extent of the direct or indirect relationship between your officer and director and these companies and their affiliates. The disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the U.S. Securities and Exchange Commission.

<u>Item 1. Forepart of the Registration Statement and Outside Front Cover Page of Prospectus, page 5</u>

3. Please disclose on your cover page that you are not a blank check company, are a shell company, and that you have no plans or intention to engage in a business combination.

4. Please disclose on the cover page of the prospectus that the funds raised in this offering are not going to be placed into an escrow or trust account and will be immediately accessible to the company.

5.   We note your revised disclosure in response to comment seven in our letter dated August 1, 2014. Given that your use of proceeds disclosure on page 16 indicates that your offering expenses will be $7,250 regardless of the size of your offering, please revise your anticipated net proceeds from the offering assuming the sale of 25%, 50%, and 75% of the shares that you are offering.

Risk Factors, page 7
Because our company is a shell…, page 11

6.   Please disclose under this risk that, as a consequence of being a shell company, there will be restrictions on your ability to use registration statements on Form S-8.

Business Development, page 23

7.   We note your supplemental response to comment 21 in our letter dated August 1, 2014. Given that Zhijiang Momamali Sanitary Unitensil Co.'s website- www.momali.net- has an "Add to Basket" function that enables online orders, it does appear that potential customers can buy through your proposed supplier's website. Please revise your disclosure to discuss why potential customers would purchase products from you rather than from your proposed supplier's website.

Plan of Operations, page 24

8.   Please disclose your supplemental response to comment 24 within your registration statement.

Exhibit 23.1

9.   Please provide a currently dated consent from your auditors. Refer to Item 601(b)(23) of Regulation S-K.

        You may contact Nudrat Salik, Staff Accountant at 202-551-3692 or Terence O'Brien, Accounting Branch Chief, at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

                                        Sincerely,

                                        /s/ Craig Slivka, for

                                        Pamela Long
                                        Assistant Director

cc: Via Fax
        Andrew J. Befumo, Esq.